082-03854

09045411

SUPPL

Interim Report

Nine months ended 31st December 2008

PROCESSED
MAR 2 2009
THOMSON REUTERS

RECEIVED
2009 FEB 24 P 12:41

John Keells Holdings PLC

Dear Stakeholder,

Profit Before Tax (PBT) for the quarter, and nine months, ended 31 December 2008, was at Rs. 918 million and Rs. 3.9 billion respectively, being 46 per cent and 4 per cent below the PBT of Rs. 1.7 billion and Rs. 4.1 billion in the corresponding periods of the previous year.

The profits attributable to Equity Holders for the quarter, and nine months, ended 31 December 2008 of Rs. 765 million and Rs. 2.6 billion respectively, were decreases of 44 per cent and 19 per cent over the corresponding periods in the previous year. The decrease in group performance is mainly due to the one-off charges in additional taxes and write offs arising out of Lanka Marine Services (LMS) and a decrease in profitability of LMS relative to the previous year, as a result of adopting a different mode of operations.

Despite the revenue of Rs. 9.3 billion in the third quarter being 16 percent lower than the Rs. 11.1 billion reported in the corresponding period in the previous year, the revenue of Rs. 31.1 billion for the first nine months of Financial Year 2008/09, was 7 per cent above the Rs. 29.2 billion recorded in the corresponding period in the previous year.

At a Company level, the net profits for the quarter, and nine months, ended 31 December 2008 were Rs. 1.1 billion and Rs. 4.0 billion respectively, these being increases of 34 per cent compared to Rs. 813 million and 132 per cent compared to Rs. 1.7 billion respectively, over the corresponding periods in the previous year.

Transportation sector saw a decline in profits due to the global economic conditions that affected the freight forwarding and logistics industry as a whole. In addition, the judgement on LMS by the Supreme Court, as referred to previously, has resulted in a one off charge of Rs. 904 million to date and increased costs due to the change in the operating format. This format, which combines floating and land based storage operations are still in a nascent stage and is the subject of regular fine tuning as LMS seeks to establish optimum operating efficiencies. We are confident that performance and the profitability of this new format will improve as we go forward. The PBT recorded for the sector was 346 million for the quarter, a 53 per cent decrease compared to the Rs. 729 million for the corresponding period last year. For the nine months ended 31 December 2008, the PBT was Rs. 1.8 billion, a 24 per cent decrease compared to the Rs. 2.4 billion for the same period last year.

Leisure recorded a PBT of Rs. 122 million, a 39% gain for the third quarter compared to the corresponding period last year. Profit growth was mainly from the Maldivian segment, with full operations of Dhonveli and Ellaidhoo which were closed for refurbishment last year. Overall, the loss for the nine months was Rs. 459 million compared to a loss of Rs. 330 million in the corresponding period last year. The Sri Lankan resorts and city hotels were impacted by high inflation and increased utility costs. The reopening of Cinnamon Island, Alidhoo post construction of a breakwater in November 2008 should improve the performance of the Leisure Group in this quarter.

Property recorded a third quarter PBT of Rs. 88 million, which was 57 per cent lower than the PBT of Rs. 207 million recorded in the same period last year, due to the delay in the recognition of revenues arising mainly out of a delay in receiving the final tranches against the backdrop of the prevailing macro economic environment. PBT for the nine months ended 31 December 2008, is 4 per cent lower than the same period last year. The construction of the Emperor continues despite many obstacles due to road closures and the stringent security restrictions for the area.

Consumer Foods and Retail, recorded a PBT of Rs. 99.8 million for the third quarter, a 14 per cent decrease over the Rs. 117 million recorded in the corresponding period in the previous year. The PBT for the nine months ended 31 December 2008 at Rs. 174 million was 28 percent lower than the Rs. 242 million recorded in the same period in 2007/2008. The results include initial set up costs of our subsidiary in India, which has expanded its marketing and sales activities for processed meats into five States during the period under review. Ceylon Cold Stores has continued to improve its performance over the past nine months on the back of higher sales revenue. The Keells Super chain is continuing to expand, with the total number of outlets established as at end of the quarter increasing to 40 and a further 6 outlets identified for completion before the end of the financial year. Although the modern trade industry has experienced a decline in basket values due to high inflation, the shift in consumer trends towards the supermarket experience continues to grow.

Chairman's message

Financial Services recorded a PBT at Rs. 136 million for the quarter, which was 11 per cent higher when compared to Rs. 123 million for the corresponding period in the previous year. Though the declining global market conditions and local sentiment have adversely effected the performance of the stock broking arm of the group in the past nine months, strong performance by the Nations Trust Bank and Union Assurance PLC resulted in the financial services sector recording a PBT of Rs. 409 million for the nine months ended 31 December 2008 which is 8 per cent higher than the Rs. 377 million recorded in the same period last year.

Information Technology recorded a loss of Rs. 27 million for the third quarter compared with the profit of Rs. 6 million in the same period last year. For the nine month period, the loss was Rs. 45 million compared to the profit of Rs. 1.2 million recorded in the same period in 2007/2008. The BPO business is making steady progress in its business expansion efforts.

Others, comprising Plantation Services, Strategic Investments and Corporate Centre recorded a PBT of Rs. 154 million for the third quarter, a 66 per cent decrease from the corresponding period in the previous year, mainly as a result of a substantial drop in tea prices which impacted the Plantations Services sector and lower interest income at the holding company. However, for the nine months ended December 31, 2008 the PBT recorded was Rs. 1.7 billion, a 62 per cent increase above the Rs. 1.0 billion recorded in the previous year.

The company completed its share repurchase of a total of 25,499,999 shares amounting to Rs.2.295 billion in December 2008.

We recognise the challenges and the opportunities we face in the current global economic environment and are confident that the measures we have taken in the past two years in developing operating models which are easily adaptable to the dynamism and volatility of our operating environment are proving to be effective in dealing with the current recessionary trends. We will continue to be proactive in this regard and will take measures to cautiously pursue opportunities that will strengthen and supplement our existing portfolio whilst reviewing our strategies to grow organically. We will be relentless in optimising our operating costs and in further improving our processes.

As I had mentioned sometime ago, the one thing constant at John Keells has been "change". The environment that confronts us is one that demands a different approach to business and our experience in handling change will undoubtedly prove to be beneficial in this instance.

We remain positive and are confident of overcoming the challenges ahead of us.

S. C. Ratnayake
Chairman
29 January 2009

Consolidated balance sheet

As at 31st December	2008	2007 *Re-stated*	As at 31.03.2008 *Re-stated*
ASSETS			
Non-current assets			
Property, plant & equipment	28,762,120	24,183,321	28,390,260
Leasehold property	4,720,788	4,681,027	4,638,234
Investment property	2,288,442	2,286,942	2,288,442
Intangible assets	247,896	222,536	221,684
Investments in subsidiaries & joint ventures	5,115	5,115	5,115
Investments in associates	11,078,255	9,540,458	9,886,520
Other investments	113,243	148,257	125,224
Deferred tax asset	137,408	131,513	91,074
Other non-current assets	1,407,846	1,319,619	1,805,938
	48,761,113	42,518,788	47,452,491
Current assets			
Inventories	2,885,135	3,918,252	3,985,025
Investments held for sale	37,331	-	37,331
Trade & other receivables	6,480,599	6,563,681	6,753,452
Amounts due from related parties	25,784	8,626	17,485
Short term investments	17,219,618	11,748,392	10,455,366
Cash in hand & at bank	1,425,944	1,894,392	2,191,251
	28,074,411	24,133,343	23,439,910
Total assets	76,835,524	66,652,131	70,892,401
EQUITY & LIABILITIES			
Equity attributable to equity holders of the parent			
Stated capital	22,470,791	22,460,383	22,464,267
Capital reserves	6,375,190	3,109,885	6,019,028
Revenue reserves	13,928,721	14,839,782	14,856,456
	42,774,702	40,410,050	43,339,751
Minority interest	4,561,193	3,753,574	4,769,824
Total equity	47,335,895	44,163,624	48,109,575
Non-current liabilities			
Non-interest bearing borrowings	21,000	21,000	21,000
Interest bearing borrowings	15,096,905	8,372,364	7,809,452
Deferred tax liabilities	686,145	592,625	736,045
Employee benefit liabilities	890,729	769,093	798,600
Other deferred liabilities	5,795	5,826	7,110
Other non-current liabilities	362,390	350,976	352,051
	17,062,964	10,111,884	9,724,258
Current liabilities			
Trade & other payables	6,211,060	6,700,988	7,869,039
Amounts due to related parties	1,623	455	24,953
Income tax liabilities	462,527	358,562	328,104
Short term borrowings	90,000	227,278	375,000
Current portion of interest bearing borrowings	1,656,750	1,133,733	1,059,752
Bank overdrafts	4,014,705	3,955,607	3,401,720
	12,436,665	12,376,623	13,058,568
Total equity & liabilities	76,835,524	66,652,131	70,892,401
	Rs.	Rs.	Rs.
Net assets per share	70.06	66.18	70.98

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007

M. J. S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

29 January 2009

Consolidated income statement

	Quarter ended 31st December			Nine months to 31st December		
	2008	2007	Change %	2008	2007	Change %
Revenue	9,307,355	11,066,093	(16)	31,122,403	29,203,048	7
Cost of sales	(7,019,870)	(8,195,642)	(14)	(24,364,253)	(21,624,449)	13
Gross profit	2,287,485	2,870,451	(20)	6,758,150	7,578,599	(11)
Dividend income	23,793	36,935	(36)	41,661	62,548	(33)
Other operating income	708,154	696,235	2	2,074,053	2,019,925	3
Distribution expenses	(409,457)	(378,164)	8	(1,209,755)	(1,076,288)	12
Administrative expenses	(1,521,152)	(1,480,362)	3	(4,621,229)	(4,265,993)	8
Other operating expenses	(316,332)	(245,482)	29	(909,325)	(742,887)	22
Finance expenses	(435,782)	(377,334)	15	(1,235,466)	(1,254,259)	(1)
Share of results of associates	581,524	593,981	(2)	2,003,062	1,722,879	16
Profit on sale of non-current investments	-	-	-	1,025,779	43,327	2,268
Profit before tax	918,233	1,716,260	(46)	3,926,930	4,087,851	(4)
Tax expense	(128,689)	(260,386)	(51)	(1,191,388)	(702,956)	69
Profit for the period	789,544	1,455,874	(46)	2,735,542	3,384,895	(19)
Attributable to :						
Equity holders of the parent	764,881	1,355,760	(44)	2,609,893	3,204,949	(19)
Minority interest	24,663	100,114	(75)	125,649	179,946	(30)
	789,544	1,455,874	(46)	2,735,542	3,384,895	(19)
	Rs.	Rs.		Rs.	Rs.	
Earnings per share - basic	1.24	2.13		4.14	5.05	
Earnings per share - diluted	1.23	2.12		4.14	5.01	
Dividend per share	-	1.00		2.00	2.00	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Consolidated cash flow statement

For the nine months ended 31st December	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	3,926,930	4,087,851
Adjustments for :		
Interest income	(1,578,870)	(1,627,712)
Dividend income	(41,661)	(62,548)
Finance expenses	1,235,466	1,254,259
Share of results of associates	(2,003,062)	(1,722,879)
(Profit) / loss on sale of non-current investments	(1,025,779)	(43,327)
(Profit) / loss on sale of property, plant & equipment	(44,378)	(45,309)
Depreciation of property, plant & equipment	1,233,400	1,051,043
Negative goodwill on increase in interest in subsidiaries	-	(64,312)
Amortisation / depreciation of other non-current assets	160,283	157,155
Amortisation of other deferred liabilities	(1,630)	(1,186)
Gratuity provision and related costs	126,663	101,913
Impairment losses on property, plant & equipment and investment	60,570	-
(Gain) / loss on foreign exchange	394,500	-
Unrealised profit	(1,148)	-
Operating profit before working capital changes	2,441,284	3,084,948
(Increase) / decrease in inventories	757,742	47,370
(Increase) / decrease in receivables & prepayments	188,285	(176,401)
(Increase) / decrease in non-current assets	29,833	(487,029)
Increase / (decrease) in creditors & accruals	(1,717,689)	124,614
Cash generated from operations	1,699,455	2,593,502
Interest received	1,578,870	1,627,712
Finance expenses paid	(1,235,466)	(1,254,259)
Dividend received	1,059,583	695,378
Tax paid	(868,801)	(663,489)
Gratuity paid	(33,587)	(51,135)
Net cash flow from operating activities	2,200,054	2,947,709
CASH FLOWS FROM /(USED IN) INVESTING ACTIVITIES		
Purchase and construction of property, plant & equipment	(1,471,230)	(1,984,492)
Addition to investment property	-	(19,884)
Acquisition of subsidiary	-	(331,410)
Increase in interest in subsidiaries	(94,196)	(2,502)
Increase in interest in associates	(478,344)	(222,694)
Proceeds from sale of non-current investments	1,915,261	89,170
Proceeds from sale of property, plant & equipment	108,481	63,102
Addition to intangible assets	(23,139)	(9,636)
Grants received for investing activities	315	3,250
Net cash flow used in investing activities	(42,852)	(2,415,096)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	6,524	214,489
Re-purchase of ordinary shares	(2,295,000)	-
Proceeds from minority on issue of rights in subsidiaries	-	84,953
Dividend paid to equity holders of parent	(1,272,088)	(1,268,413)
Dividend paid to minority shareholders	(223,657)	(136,339)
Proceeds from interest bearing borrowings	8,335,502	1,116,091
Repayment of interest bearing borrowings	(1,037,523)	(1,341,605)
Proceeds from / (repayment of) short term borrowings (net)	(285,000)	(2,461,033)
Net cash flow from / (used in) financing activities	3,228,758	(3,791,857)
NET INCREASE/(DECREASE) IN CASH & CASH EQUIVALENTS	5,385,960	(3,259,244)
CASH & CASH EQUIVALENTS AT THE BEGINNING	9,244,897	12,946,421
CASH & CASH EQUIVALENTS AT THE END	14,630,857	9,687,177
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	17,219,618	11,748,392
Cash in hand & at bank	1,425,944	1,894,392
Bank overdrafts	(4,014,705)	(3,955,607)
	14,630,857	9,687,177

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Statement of changes in equity - Group

	Attributable to equity holders of the parent										
	Stated capital	Re-valuation reserve	Exchange translation reserve	Other capital reserves	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total	Minority interest	Total equity
As at 1 April 2008	22,464,267	4,738,312	908,299	418,640	3,870,775	1,572,188	75,000	10,170,339	44,217,820	4,774,044	48,991,864
Reversal of LMS land	-	(46,223)	-	-	-	-	-	(831,846)	(878,069)	(4,220)	(882,289)
As at 1 April 2008 - (re-stated)	22,464,267	4,692,089	908,299	418,640	3,870,775	1,572,188	75,000	9,338,493	43,339,751	4,769,824	48,109,575
Share options exercised	6,524	-	-	-	-	-	-	-	6,524	-	6,524
Re-purchase of ordinary shares	-	-	-	-	-	-	-	(2,295,000)	(2,295,000)	-	(2,295,000)
Currency translation differences	-	-	157,417	-	-	-	-	-	157,417	13,641	171,058
Net gain / (loss) recognised directly in equity											
Acquisitions, disposals and changes in holding	-	(8,460)	-	-	-	-	-	8,302	(158)	(78,432)	(78,590)
Associate company share of net assets	-	-	207,292	-	-	-	-	-	207,292	-	207,292
Write off / transfers	-	(35,880)	-	-	-	-	-	-	(35,880)	(28,217)	(64,097)
Surplus on revaluation	-	35,793	-	-	-	-	-	-	35,793	3,543	39,336
Profit for the period	-	-	-	-	-	-	-	2,609,893	2,609,893	125,649	2,735,542
Final dividend paid 2007/08	-	-	-	-	-	-	-	(636,003)	(636,003)	-	(636,003)
Interim dividend paid 2008/09	-	-	-	-	-	-	-	(636,085)	(636,085)	-	(636,085)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	21,158	21,158	(244,815)	(223,657)
As at 31 December 2008	22,470,791	4,683,542	1,273,008	418,640	3,870,775	1,572,188	75,000	8,410,758	42,774,702	4,561,193	47,335,895
As at 1 April 2007	22,245,894	1,775,128	943,624	418,640	3,870,775	1,572,188	75,000	8,333,950	39,235,199	3,700,313	42,935,512
Reversal of LMS land	-	-	-	-	-	-	-	(831,846)	(831,846)	(3,959)	(835,805)
As at 1 April 2007 - (re-stated)	22,245,894	1,775,128	943,624	418,640	3,870,775	1,572,188	75,000	7,502,104	38,403,353	3,696,354	42,099,707
Share issue expenses (incurred prior to 3 May 2007)	(58,035)	-	-	-	-	-	-	-	(58,035)	-	(58,035)
Share options exercised	272,524	-	-	-	-	-	-	-	272,524	-	272,524
Currency translation differences	-	-	(97,743)	-	-	-	-	-	(97,743)	(2,621)	(100,364)
Net gain / (loss) recognised directly in equity											
Acquisitions, disposals and changes in holding	-	-	-	-	-	-	-	(2,502)	(2,502)	42,986	40,484
Associate company share of net assets	-	40,945	29,291	-	-	-	-	(141,071)	(70,835)	-	(70,835)
Profit for the period	-	-	-	-	-	-	-	3,204,949	3,204,949	179,946	3,384,895
Final dividend paid 2006/07	-	-	-	-	-	-	-	(632,669)	(632,669)	-	(632,669)
Interim dividend paid 2007/08	-	-	-	-	-	-	-	(635,744)	(635,744)	-	(635,744)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	26,752	26,752	(163,091)	(136,339)
As at 31 December 2007	22,460,383	1,816,073	875,172	418,640	3,870,775	1,572,188	75,000	9,321,819	40,410,050	3,753,574	44,163,624

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Company balance sheet

As at 31st December	2008	2007	As at 31.03.2008
ASSETS			
Non-current assets			
Property, plant & equipment	251,971	314,263	289,430
Investment property	832,158	800,000	832,158
Investments in subsidiaries & joint ventures	17,602,308	17,348,557	17,452,415
Investments in associates	5,977,663	5,995,133	6,204,776
Other investments	82,525	106,467	94,957
Other non-current assets	87,650	22,987	65,687
	24,834,275	24,587,407	24,939,423
Current assets			
Inventories	812	822	825
Investments held for sale	15,860	-	15,860
Trade & other receivables	520,315	446,385	263,336
Amounts due from related parties	461,193	560,667	227,481
Short term investments	14,847,893	7,087,839	6,984,736
Cash in hand & at bank	30,994	7,210	242,702
	15,877,067	8,102,923	7,734,940
Total assets	40,711,342	32,690,330	32,674,363
EQUITY & LIABILITIES			
Stated capital	22,470,791	22,460,383	22,464,267
Revenue reserves	6,732,814	6,151,410	6,342,817
Total equity	29,203,605	28,611,793	28,807,084
Non-current liabilities			
Interest bearing borrowings	10,375,143	2,645,493	2,595,493
Employee benefit liabilities	93,742	81,514	30,330
	10,468,885	2,727,007	2,675,823
Current liabilities			
Trade & other payables	290,026	299,037	313,634
Amounts due to related parties	4,350	143,643	9,996
Income tax liabilities	-	73,198	-
Current portion of interest bearing borrowings	737,850	800,000	300,000
Bank overdrafts	6,626	35,652	567,826
	1,038,852	1,351,530	1,191,456
Total equity & liabilities	40,711,342	32,690,330	32,674,363
	Rs.	Rs.	Rs.
Net assets per share	47.83	46.86	47.18

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007

M.J.S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

29 January 2009

Company income statement

	Quarter ended 31st December			Nine months to 31st December		
	2008	2007	Change %	2008	2007	Change %
Revenue	147,961	149,872	(1)	442,082	456,848	(3)
Cost of sales	(55,613)	(54,848)	1	(185,090)	(177,238)	4
Gross profit	92,348	95,024	(3)	256,992	279,610	(8)
Dividend income	930,933	660,694	41	2,451,681	1,250,459	96
Other operating income	491,481	414,133	19	1,370,839	1,304,844	5
Administrative expenses	(142,523)	(179,027)	(20)	(541,336)	(567,005)	(5)
Other operating expenses	(11,393)	(5,394)	111	(28,821)	(15,882)	81
Finance expenses	(226,639)	(133,748)	69	(675,180)	(460,734)	47
Profit on sale of non-current investments	-	-	-	1,209,803	-	-
Profit before tax	1,134,207	851,682	33	4,043,978	1,791,292	126
Tax expense	(46,109)	(38,921)	18	(86,893)	(87,500)	(1)
Profit for the period	1,088,098	812,761	34	3,957,085	1,703,792	132
	Rs.	Rs.		Rs.	Rs.	
Dividend per share	-	1.00		2.00	2.00	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Company cash flow statement

For the nine months ended 31st December	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	4,043,978	1,791,292
Adjustments for:		
Finance expenses	675,180	460,734
Depreciation of property, plant & equipment	88,268	82,153
Profit on sale of property, plant & equipment	(3,820)	(91)
(Profit) / loss on sale of non-current investments	(1,209,803)	-
(Gain) / loss on foreign exchange	394,500	-
Gratuity provision and related costs	15,966	6,108
Impairment losses on investment	11,982	-
Operating profit before working capital changes	4,016,251	2,340,196
(Increase) / decrease in receivables & prepayments	(557,826)	128,826
Increase / (decrease) in creditors & accruals	(31,890)	(63,082)
Cash generated from operations	3,426,535	2,405,940
Finance expenses paid	(675,180)	(460,734)
Tax paid	(39,070)	(83,665)
Gratuity paid	(2,555)	(10,910)
Net cash flow from operating activities	2,709,730	1,850,631
CASH FLOWS FROM/ (USED IN) INVESTING ACTIVITIES		
Purchase of property, plant & equipment	(58,801)	(16,552)
Purchase of non current investments	(627,788)	(2,902,226)
Proceeds from sale of property, plant & equipment	11,811	365
Proceeds from sale of non-current investments	1,915,261	-
Net cash flow from / (used in) investing activities	1,240,483	(2,918,413)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	6,524	214,489
Re-purchase of ordinary shares	(2,295,000)	-
Dividend paid	(1,272,088)	(1,268,413)
Proceeds from interest bearing borrowings	8,073,000	9,000
Repayment of long term borrowings	(250,000)	(150,000)
Proceeds from / (repayment of) short term borrowings (net)	-	(500,000)
Net cash flow from / (used in) financing activities	4,262,436	(1,694,924)
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	8,212,649	(2,762,706)
CASH & CASH EQUIVALENTS AT THE BEGINNING	6,659,612	9,822,103
CASH & CASH EQUIVALENTS AT THE END	14,872,261	7,059,397
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	14,847,893	7,087,839
Cash in hand & at bank	30,994	7,210
Bank overdrafts	(6,626)	(35,652)
	14,872,261	7,059,397

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

Statement of changes in equity - Company

	Stated capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1 April 2008	22,464,267	2,600,000	1,519,322	75,000	2,148,495	28,807,084
Share options exercised	6,524	-	-	-	-	6,524
Re-purchase of ordinary shares	-	-	-	-	(2,295,000)	(2,295,000)
Profit for the period	-	-	-	-	3,957,085	3,957,085
Final dividend paid 2007/08	-	-	-	-	(636,003)	(636,003)
Interim dividend paid 2008/09	-	-	-	-	(636,085)	(636,085)
As at 31 December 2008	22,470,791	2,600,000	1,519,322	75,000	2,538,492	29,203,605
As at 1 April 2007	22,245,894	2,600,000	1,519,322	75,000	1,521,709	27,961,925
Share issue expenses (incurred prior to 3 May 2007)	(58,035)	-	-	-	-	(58,035)
Share options exercised	272,524	-	-	-	-	272,524
Profit for the period	-	-	-	-	1,703,792	1,703,792
Final dividend paid 2006/07	-	-	-	-	(632,669)	(632,669)
Interim dividend paid 2007/08	-	-	-	-	(635,744)	(635,744)
As at 31 December 2007	22,460,383	2,600,000	1,519,322	75,000	1,957,088	28,611,793

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Segment information

For the quarter ended 31st December	Transportation 2008	Transportation 2007	Leisure 2008	Leisure 2007	Property 2008	Property 2007	Consumer Foods & Retail 2008	Consumer Foods & Retail 2007	Financial Services 2008	Financial Services 2007	Information Technology 2008	Information Technology 2007	Others 2008	Others 2007	Group Total 2008	Group Total 2007
Total revenue	1,854,647	3,555,013	2,829,092	2,688,789	413,581	694,941	3,921,965	3,151,418	18,840	22,459	463,697	638,666	409,594	880,493	9,911,416	11,631,779
Intra segment revenue	-	-	(161,091)	(161,147)	(684)	(1,890)	(112,164)	(76,254)	-	-	(1,651)	(5,362)	(1,606)	(17,893)	(277,196)	(262,546)
Segment revenue	1,854,647	3,555,013	2,668,001	2,527,642	412,897	693,051	3,809,801	3,075,164	18,840	22,459	462,046	633,304	407,988	862,600	9,634,220	11,369,233
Inter segment revenue	(67,958)	(49,568)	(4,910)	(17,380)	(67,974)	(38,593)	(14,576)	(9,221)	(939)	-	(47,360)	(64,358)	(123,148)	(124,020)	(326,865)	(303,140)
Revenue	1,786,689	3,505,445	2,663,091	2,510,262	344,923	654,458	3,795,225	3,065,943	17,901	22,459	414,686	568,946	284,840	738,580	9,307,355	11,066,093
Segment results	(128,661)	231,411	243,459	177,316	73,932	206,899	161,172	167,435	(12,339)	(2,191)	(2,128)	22,053	(116,706)	63,928	218,729	866,851
Eliminations / unallocated															553,762	632,762
															772,491	1,499,613
Finance expenses	(11,012)	(19,198)	(129,647)	(156,847)	(2,427)	(23,176)	(60,159)	(51,850)	(3)	(18)	(793)	(710)	(231,741)	(125,535)	(435,782)	(377,334)
Share of results of associates	462,772	480,522	-	-	-	-	-	-	143,547	118,831	(24,795)	(26,152)	-	20,780	581,524	593,981
Profit / (loss) before tax	345,738	729,062	121,565	87,633	88,420	207,203	99,821	116,704	136,336	123,029	(27,154)	6,449	153,507	446,180	918,233	1,716,260
Tax expense	4,101	(41,040)	(4,373)	(19,891)	(11,829)	(9,810)	(54,029)	(38,199)	(29,976)	(10,859)	(7,682)	(14,569)	(24,901)	(126,018)	(128,689)	(260,386)
Profit / (loss) for the period	349,839	688,022	117,192	67,742	76,591	197,393	45,792	78,505	106,360	112,170	(34,836)	(8,120)	128,606	320,162	789,544	1,455,874
Attributable to:																
Equity holders of the parent	343,051	677,400	109,525	83,200	64,227	162,262	27,525	50,735	107,188	109,567	(34,836)	(8,120)	148,201	280,716	764,881	1,355,760
Minority interest	6,788	10,622	7,667	(15,458)	12,364	35,131	18,267	27,770	(828)	2,603	-	-	(19,595)	39,446	24,663	100,114
	349,839	688,022	117,192	67,742	76,591	197,393	45,792	78,505	106,360	112,170	(34,836)	(8,120)	128,606	320,162	789,544	1,455,874

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.
The above figures are subject to audit.

Segment information

For the nine months ended 31st December	Transportation 2008	Transportation 2007	Leisure 2008	Leisure 2007	Property 2008	Property 2007	Consumer Foods & Retail 2008	Consumer Foods & Retail 2007	Financial Services 2008	Financial Services 2007	Information Technology 2008	Information Technology 2007	Others 2008	Others 2007	Group Total 2008	Group Total 2007
Total revenue	10,093,835	9,546,261	7,040,041	6,845,924	1,288,166	1,420,902	10,811,234	8,660,658	67,565	123,703	1,346,190	1,684,179	2,060,213	2,441,701	32,707,244	30,723,328
Intra segment revenue	-	-	(402,334)	(393,410)	(2,052)	(1,890)	(257,898)	(180,524)	-	-	(4,913)	(8,013)	(32,865)	(47,982)	(700,062)	(631,819)
Segment revenue	10,093,835	9,546,261	6,637,707	6,452,514	1,286,114	1,419,012	10,553,336	8,480,134	67,565	123,703	1,341,277	1,676,166	2,027,348	2,393,719	32,007,182	30,091,509
Inter segment revenue	(209,452)	(136,737)	(13,709)	(47,407)	(146,372)	(112,389)	(28,780)	(26,200)	(939)	-	(123,185)	(172,881)	(362,342)	(392,847)	(884,779)	(888,461)
Revenue	9,884,383	9,409,524	6,623,998	6,405,107	1,139,742	1,306,623	10,524,556	8,453,934	66,626	123,703	1,218,092	1,503,285	1,665,006	2,000,872	31,122,403	29,203,048
Segment results	227,099	900,930	(158,302)	211,129	322,631	381,341	335,903	376,762	(22,977)	31,155	(14,606)	35,909	(131,721)	(96,108)	558,027	1,841,118
Eliminations / unallocated															1,575,528	1,734,786
															2,133,555	3,575,904
Finance expenses	(45,130)	(30,841)	(332,936)	(606,639)	(2,444)	(44,094)	(164,195)	(139,290)	(22)	(37)	(871)	(7,575)	(689,868)	(425,783)	(1,235,466)	(1,254,259)
Share of results of associates	1,555,526	1,408,013	-	-	-	-	-	-	413,838	330,822	(37,066)	(70,578)	70,764	54,622	2,003,062	1,722,879
Profit on sale of non-current investments	-	-	-	-	-	-	-	-	-	-	-	-	1,025,779	43,327	1,025,779	43,327
Profit / (loss) before tax	1,811,326	2,383,703	(459,347)	(329,857)	375,800	390,789	174,251	241,692	408,518	377,140	(44,748)	1,201	1,661,130	1,023,183	3,926,930	4,087,851
Tax expense	(638,121)	(100,450)	23,965	(13,102)	(35,432)	(38,235)	(95,618)	(82,915)	(135,170)	(121,864)	(27,453)	(32,657)	(283,559)	(313,733)	(1,191,388)	(702,956)
Profit / (loss) for the period	1,173,205	2,283,253	(435,382)	(342,959)	340,368	352,554	78,633	158,777	273,348	255,276	(72,201)	(31,456)	1,377,571	709,450	2,735,542	3,384,895
Attributable to:																
Equity holders of the parent	1,149,461	2,266,910	(397,316)	(295,393)	286,712	298,623	47,127	98,768	274,102	248,516	(72,201)	(31,456)	1,322,008	618,981	2,609,893	3,204,949
Minority interest	23,744	16,343	(38,066)	(47,566)	53,656	53,931	31,506	60,009	(754)	6,760	-	-	55,563	90,469	125,649	179,946
	1,173,205	2,283,253	(435,382)	(342,959)	340,368	352,554	78,633	158,777	273,348	255,276	(72,201)	(31,456)	1,377,571	709,450	2,735,542	3,384,895

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.
The above figures are subject to audit.

Notes to the financial statements

For the nine months ended 31st December

	2008	2007
1. Market price per share		
	Rs.	Rs.
Highest	122.00	156.75
Lowest	49.25	125.00
Last traded	50.00	127.25

2 The interim financial statements of the company and of the group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2008 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3 The presentation and classification of the financial statements of the previous year, have been amended, where relevant, for better presentation and to be comparable with those of the current year.

4 Net assets per share have been calculated, for all periods, based on the number of shares in issue as at 31 December 2008.

5. Stated capital is represented by number of shares in issue as given below:

As at	31-12-2008	31-12-2007	31-3-2008
Ordinary shares	609,592,507	634,835,268	634,881,865
Global depository receipts	993,406	1,112,687	1,112,687

6. The group invested in a 44% equity stake in Quattro Finance and Accounting Solutions (Pvt) Ltd (QF&A) in April 2008.

7. In April 2008, Keells Food Products PLC invested in John Keells Foods India (Pvt) Ltd (JKFI). The group effectively holds 73.32% in JKFI.

8. In July 2008, the group divested its stake in Associated Motorways PLC.

9. In September 2008, John Keells Holdings PLC (JKH) acquired 4.22% of the share capital of South Asia Gateway Terminals Limited (SAGT).

10. A first interim dividend of Rs. 1.00 per share for the financial year ending 31 March 2009 was declared on 24 September 2008 and was paid on 24 October 2008.

11. The offer by JKH for the repurchase, on a pro rata basis of 1 share for every 25 shares, was finalised and paid in November 2008. The total value of shares repurchased amounted to Rs. 2,295mn.

12. In January 2009, the board of directors of Keells Food Products PLC resolved that a rights issue of seven (7) ordinary shares for every ten (10) ordinary shares, at a price of Rs 50.00 per share, be offered. The rights issue is subject to the Colombo Stock Exchange approving in principle the issue and listing of shares and obtaining of shareholder approval at a general meeting.

13. A second interim dividend of Rs. 1.00 per share for the financial year ending 31 March 2009 was declared on 22 January 2009. Payment date to be notified later.

14. Further to the disclosure made in the interim report for the six months ended 30 September 2008 and the subsequent announcements made on Lanka Marine Services (Private) Limited (LMS), the latest operating and financial updates are given below;

(i) **Operating update**

Arising from a Fundamental Rights application SC FR No. 539/8 filed by some former employees of LMS on 26 November 2008, the Supreme Court directed that the Commissioner General of Labour makes order that the sum of Rs. 153mn, previously deposited, be paid to such employees. Accordingly, Rs. 153mn was provided for in the books of LMS in December 2008 and this amount was paid out in January 2009.

Notes to the financial statements

(ii) **Financial impacts**

Charges to the income statement

A sum of Rs. 153mn was charged to the income statement as indicated above and an amount of Rs. 26mn has been provided for as stock losses during the quarter in relation to oil stocks that remained in the pipelines located outside the premises.

Accordingly, a total of Rs. 904mn has been charged to date to the consolidated income statement, consisting of Rs. 186mn relating to additional customs duty, asset impairment / write off and other costs associated with the vacating of the LMS premises; Rs. 46mn relating to stock losses; Rs. 519mn relating to additional taxes and Rs. 153mn relating to payment to employees.

Contingent liabilities

As reported in the financials for the six months ended 30 September 2008 the contingent liability amounts to Rs. 1,308mn.

(iii) **Other events**

Tax assessments for LMS relating to the years of assessment 2002/03, 2003/04 and 2004/05 received in January 2009

In January 2009, LMS received assessments for the above years. It had been the view of LMS, based on expert legal and tax advice, that the subject years were statutorily time barred under Sec. 134 (5) (a) of the Inland Revenue Act. Although the assessments amount to Rs. 533mn and penalties of Rs. 215mn, it is LMS' view, based on expert advice, that in any event, the liability will not exceed Rs. 150mn. It is also opined that penalties will not apply.

Appeals have been submitted against the assessments in terms of the provisions in the Inland Revenue Act. Once clarity is achieved, we will quantify the amounts immediately chargeable and the amounts that need to be added to contingent liabilities.

Accounting treatment of land

We await the ruling of the Urgent Issues Task Force (UITF) of the Institute of Chartered Accountants of Sri Lanka for confirmation of the accounting treatment.

15 The Fundamental Rights application SC FR 1/2008, where the Petitioner sought to, inter alia, cancel, annul and make void the BOI approval granted to LMS and cause recovery and collection of all taxes and customs duties and other related charges, was withdrawn by the Petitioner on 27 November 2008 on the basis that the substantive relief sought by the Petitioner, in this application, had already been granted by judgement in the SC FR 209/2007 delivered on 21 July 2008.

16 There has been no significant change in the nature of the contingent liabilities, which were disclosed in the annual report for the year ended 31 March 2008, other than those disclosed in note 14.

17 There have been no other events subsequent to the balance sheet date, which require disclosure in the interim financial statements.

18 All values included in these financial statements are in Rs. '000s unless otherwise stated.

Corporate information

Name of company

John Keells Holdings PLC

Legal form

Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the
Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Company registration No.

PQ 14

Directors

Mr S C Ratnayake - Chairman
Mr A D Gunewardene - Deputy Chairman
Mr G S A Gunesekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr T Das
Mr S Enderby
Mr M V Muhsin
Mr P D Rodrigo
Ms S S Tiruchelvam

Audit Committee

Mr P D Rodrigo - Chairman
Mr E F G Amerasinghe
Mr S Enderby
Ms S S Tiruchelvam

Remuneration Committee

Mr E F G Amerasinghe - Chairman
Mr M V Muhsin
Mr P D Rodrigo

Nominations Committee

Mr T Das - Chairman
Mr S Enderby
Mr M V Muhsin
Mr S C Ratnayake
Ms S S Tiruchelvam

Secretaries and registrars

Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors

Ernst & Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers

Bank of Ceylon
Citibank N.A
Commercial Bank
Deutsche Bank A.G
DFCC Bank
DFCC Vardhana Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
ICICI Bank
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs

Citibank NA
New York

Registered office of the company

130 Glennie Street
Colombo 2
Sri Lanka

Contact details

P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6000
Facsimile : +(94) 11 244 7087

Internet : www.keells.com
Email : jkh@keells.com

Notes

END

www.keells.com